OMB APPROVAL
OMB Number: 3235-0362
Expires: January 31, 2005
Estimated average burden hours per response...1.0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Meakem, Glen T (Last) (First) (Middle)		FreeMarkets, Inc. (FMKT)

	FreeMarkets Center 210 Sixth Avenue Street	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			December 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Pittsburgh PA 15222 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock, par value, $.01 per share		10/2/02				G		182,000	D			904,000		I		Held by Snowline Partners, L.P.

	Common Stock, par value, $.01 per share		10/2/02				G		182,000	A					I		Glen & Diane Meakem Foundation (1)

	Common Stock, par value, $.01 per share		12/2/02				G		15,000	D					I		Glen & Diane Meakem Foundation (1)

	Common Stock, par value, $.01 per share		12/2/02				G		8,000	D					I		Glen & Diane Meakem Foundation (1)

	Common Stock, par value, $.01 per share		12/2/02				G		5,000	D			182,200		I		Glen & Diane Meakem Foundation (1)

	Common Stock, par value, $.01 per share												112,225		D

	Common Stock, par value, $.01 per share												217,575		I		Smithfield Trust, Cust. For Glen T. Meakem IRA

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Stock Options (right to buy)		(2)		N/A

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(3)	(4)							1,928,000		D

Explanation of Responses:

(1) Glen and Diane Meakem Foundation is a non-profit, charitable organization for which Mr. Meakem acts as director. Mr. Meakem disclaims beneficial ownership of these shares.

(2). Options to purchase 1,028,000 shares have an exercise price of $1.083 per share; options to purchase 800,000 shares have an exercise price of $14.80 per share; options to purchase 100,000 shares have an exercise price of $17.50 per share.

(3). Options to purchase 1,028,000 shares vest as follows: options to purchase 524,000 shares are currently exercisable, and options to purchase 504,000 shares vest in two equal annual installments, beginning on May 28, 2003. Options to purchase 800,000 shares vest as follows: options to purchase 480,000 shares are currently exercisable, and options to purchase 320,000 shares vest in two equal installments beginning on August 9, 2003. Options to purchase 100,000 shares vest as follows: 40, 000 shares are currently exercisable, and 60,000 shares vest in twelve equal quarterly installments beginning on March 31, 2003.

(4). Options to purchase 1,028,000 shares expire on May 28, 2008; options to purchase 800,000 shares expire on August 9, 2009; and options to purchase 100,000 shares expire on January 8, 2011.

/s/ Glen T. Meakem	2/4/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.